

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
James L. Mandel
President and Chief Executive Officer
Multiband Corporation
5605 Green Circle Drive
Minnetonka, MN 55343

> **Re: Multiband Corporation**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 8, 2013**
> **File No. 000-13529**

Dear Mr. Mandel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that if the merger is completed, Multiband's common stock will be delisted from the NASDAQ Capital Market and deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Further, we note that you have entered into employment agreements with two members of your management, James L. Mandel and Steven M. Bell, in connection with the merger, but which are not effective until consummation of the merger. These agreements were negotiated between Goodman and the executives independently of the merger. You also disclose your expectation that, in connection with the merger, other executives of Multiband, including Messrs. Ekman, Whitney and Beaudreau, will enter into employment agreements with Goodman. Please advise us, with a view toward revised disclosure, why this merger is not a transaction intended or reasonably likely to take Multiband private within the meaning of Exchange Act Rule 13e-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director